UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of November, 2004

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date November 11, 2004

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

11 November 2004

COLES MYER first quarter sales up 20.7%

  Q1 2005 Group sales up 20.7% to $8.5 billion

  Group comparative sales up 5.4%, despite shareholder discount removal

  Food and Liquor sales up 6.6%

  Comp store sales up 4.5%

  Strong sales growth in Kmart, Target and Officeworks

Coles Myer Ltd (CML) today announced first quarter sales of $8.5 billion, an increase of 20.7% for the 13 weeks ended 24th October, 2004.

"This is another strong result, building on the growth momentum already achieved," CML CEO John Fletcher said.

"In a highly competitive marketplace, our Food and Liquor sales growth outpaced the market, and Target, Kmart and Officeworks continued to make excellent sales gains," Mr Fletcher said.

The highlights for the quarter include:

  Food and Liquor sales up by 6.6%, with comparative sales growth of 4.5%

  Coles Express sales of $1.3 billion

  Kmart sales up by 8.9%, Officeworks by 8.0% and Target by 10.5%

"This result is particularly impressive given the removal of the shareholder discount during the quarter. This had only a marginal one-off impact on Group sales.

"As Myer was the brand with the highest shareholder discount rate, we anticipated that its sales would be most impacted. Therefore, it has been pleasing to maintain Myer's sales level during this quarter. Myer sales are expected to grow as customers embrace the increasingly popular new Myer one loyalty program.

"In this quarter, we have achieved strong Group comparative sales growth, while transitioning from an expensive and exclusive discount program to Australia's best retail loyalty offer, available to all of our customers.

"We could not have hoped for a more seamless phase-out or successful transition. This is a win for our customers as well as our shareholders, as we reinvest shareholder discount savings into lower prices," Mr Fletcher said.

Food and Liquor

Food and Liquor comparative store sales increased by 4.5% in the quarter, as the business continued to attract new customers and gain share in a competitive market. The result was achieved despite the removal of the shareholder discount and the cycling of fuel in Victoria.

The shareholder discount savings are assisting reinvestment into pricing to deliver great customer value, supported by the continued development of our fresh food and house brand offers, which are receiving strong customer responses.

The new store program is continuing to plan, with 9 new supermarkets and 6 liquor outlets opened in the quarter.

Looking ahead, Food and Liquor sales growth will be driven by great value and innovative offers across the network, including improving our fresh food offer in meat, deli, fish and bakery, and the continuing development of our successful house brands.

Coles Express continues to receive a strong customer response. Comparative sales in Victoria rose by 20.0% and overall sales increased nationally by 323.9% to $1.3 billion. While the sales result is inflated by the increase in oil prices during the period, which does not benefit profitability, underlying volume trends continued to show improvement.

For an investment of less than $100m, we have acquired a business that will generate sales in excess of $4.5 billion in FY05 and a strong return on investment. This is a fantastic outcome for the Group, with coverage of 596 sites providing the Group with clear leadership in both the fuel and convenience retailing channels.

Kmart sales increased by 8.9%, with comparative sales growth of 7.5% in the quarter.

Kmart's outstanding result was driven by a strong product offer for customers every week, improved marketing and sourcing, and a more focused merchandise mix.

Highlights for the quarter featured strong performances across apparel, footwear and toys. Homewares also performed well, and included the successful launch of the new Deborah Hutton range. Kmart's new marketing campaign was launched, with a strong focus on great merchandise at great value.

Kmart's overall focus remains providing customers with the best range of products at the lowest prices, the most exciting events and an improved in-store experience. Kmart opened two new stores during the quarter.

Officeworks delivered another solid performance with sales growth of 8.0% and comparative growth of 5.0%, reflecting its great range, convenience, customer service and low prices.

Officeworks opened two new stores during the quarter, and launched its new, contemporary office furniture range.

The Myer and Megamart combined sales result declined by 0.5% for the quarter. As expected, the removal of the shareholder discount has impacted sales, with the electrical and white goods categories most affected. Importantly, sales in our key strategic growth categories of Womenswear, Footwear, Accessories, Menswear and Cosmetics delivered solid increases despite the discount card effect. We expect Megamart sales to improve following the roll-out in the second quarter of its new format and customer offer.

Myer continues to progress against its strategic goals. In line with strategy, Myer has remained focused on delivering its planned marketing program, balancing branding, fashion and promotion in a heavily competitive market.

The MYER one program is gaining traction, with more than 230,000 customers now members. Early member sales are exceeding expectations, with the average spend per Myer one customer well above other customers.

Planning for the Christmas season is well progressed, with a strong focus on in-store set-up and gift ideas.

Target's sales increased by 10.5%, with comparative sales rising by 9.7%.

The women's summer range is already proving very popular, with early sales contributing to the outstanding result. Other key contributors included a revitalised footwear offer, which is receiving an excellent customer response, and the childrenswear department, which continued its very strong performance.

Successful store events continue to drive customer acceptance of Target as a destination for homewares.

For the second year in a row, Target was awarded the Australian Marketing Institute's National Award for Marketing Excellence - Branding.

Target's continued focus on the right merchandise, events, store layout and execution should position the business well for the remainder of FY2005.

Outlook

For the FY2005 year, the Group is expected to achieve double-digit sales growth.

The Food and Liquor business is expected to deliver comparative sales growth of around 4% for FY2005, driven by great value, convenience and innovative offers.

For the combined non-food businesses, we expect mid-single digit comparative sales growth for the year.

We are well on the way to achieving our $800m aspirational target in FY2006, with many opportunities ahead to further grow our business.

Full year earnings guidance will be provided at the Annual General Meeting on 18 November 2004.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial Analysis
Business Group Sales	First Quarter (13 Weeks)
	2004	2005	Chg
	$m	$m	%
Food & Liquor	4,291	4,574	6.6
Fuel & Convenience	314	1,331	323.9
Kmart	831	905	8.9
Officeworks	207	223	8.0
Myer & Megamart[1]	712	708	(0.5)
Target	635	702	10.5
Emerging Businesses	66	74	12.1
Intra-group sales	(5)	(6)
Total sales	7,051	8,511	20.7
Comparative store sales
Food & Liquor			4.5
Fuel & Convenience			20.0
Kmart			7.5
Officeworks			5.0
Myer & Megamart			(1.4)
Target			9.7
Emerging Businesses			6.2
Total Group			5.4

Movement in Stores	July 2004	Openings Q1 2005	Closings Q1 2005	Oct 2005
Coles	491	7		498
Bi-Lo	209	2	2	209
Total supermarkets	700	9	2	707
Liquor	626	6	5	627
Fuel & Convenience	598	2	4	596
Kmart	175	2		177
Kmart Tyre & Auto	50			50
Officeworks	78	2		80
Target	141			141
Target Country	112	1	1	112
Myer	61			61
Megamart	9			9
Emerging Businesses	9			9
Total	2,559	22	12	2,569